SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                           ---------------------

                               SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             (Amendment No. 8)

                            COMCAST CORPORATION
                             (Name of Issuer)

                   CLASS A COMMON STOCK, $1.00 PAR VALUE
                      (Title of Class of Securities)

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                                200 30010 1
                              (CUSIP Number)

                           DAVIS POLK & WARDWELL
                           450 Lexington Avenue
                         New York, New York 10017
                    Attention: William L. Taylor, Esq.
                                 Tel No.:
                              (212) 450-4000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              March 22, 1999
          (Date of Event Which Requires Filing of This Statement)

                      (Continued on following pages)

                            (Page 1 of 7 Pages)


1.  NAME OF REPORTING PERSON:           BRIAN L. ROBERTS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [X]
                                                                      (b)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS* -- OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)  [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION -- U.S.A.

    NUMBER OF SHARES      7.   SOLE VOTING POWER -- 9,583,993
      BENEFICIALLY
        OWNED BY          8.   SHARED VOTING POWER -- 1,356
          EACH
        REPORTING         9.   SOLE DISPOSITIVE POWER -- 9,583,993
       PERSON WITH
                         10.   SHARED DISPOSITIVE POWER -- 1,356

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON -- 9,585,349

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -- 23.4%
    (treating 8,786,250 shares of convertible Class B Common Stock held by Sural Corporation as outstanding shares of Class A Common Stock)

14. TYPE OF REPORTING PERSON* -- IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



1.  NAME OF REPORTING PERSON:           SURAL CORPORATION
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [X]
                                                                      (b)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS* -- OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)  [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION -- DELAWARE

    NUMBER OF SHARES      7.   SOLE VOTING POWER -- 9,581,288
      BENEFICIALLY
        OWNED BY          8.   SHARED VOTING POWER -- 0
          EACH
        REPORTING         9.   SOLE DISPOSITIVE POWER -- 9,581,288
       PERSON WITH
                         10.   SHARED DISPOSITIVE POWER -- 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON -- 9,581,288

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -- 23.4%
    (treating 8,786,250 shares of convertible Class B Common Stock held by Sural Corporation as outstanding shares of Class A Common Stock)

14. TYPE OF REPORTING PERSON* -- CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


      The following information amends the Schedule 13D dated May 12, 1980, as previously amended (as so amended, the "Schedule 13D").

      Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the
Schedule 13D.

Item 4.    Purpose of Transaction

      (a) On March 22, 1999, Comcast entered into an Agreement and Plan of Merger (the "Merger Agreement") with MediaOne Group, Inc., a Delaware corporation ("MediaOne"), which provides, among other things, that MediaOne will merge with and into Comcast (the "Merger").

      In connection with the Merger Agreement, Sural entered into a Voting Agreement (the "Voting Agreement") among MediaOne, Sural and Brian L. Roberts dated as of March 22, 1999. The Voting Agreement provides that at the meeting of the stockholders of Comcast, Sural shall vote its shares of Comcast stock
(i) in favor of the issuance of shares of Comcast Class A Special Common Stock in the Merger, as contemplated by the Merger Agreement, (ii) in favor of amending the articles of incorporation of Comcast, as contemplated by the Merger Agreement, (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Comcast under the Merger Agreement or that would result in any of the conditions to the obligations of Comcast under the Merger Agreement not being fulfilled, (iv) in favor of any other matter relating to the consummation of the Merger with respect to which Sural may be entitled to vote, (v) in favor of the election of the New Directors (as defined below) to the Comcast Board of Directors at each meeting where such New Directors are required to be nominated by Comcast pursuant to the Merger Agreement, and (vi) against any other matter that would reasonably be expected to interfere with the Merger including any transaction that would result in a breach of the Merger Agreement by Comcast.

      Under the Merger Agreement MediaOne has the right to designate four persons who are current directors of MediaOne and who are reasonably satisfactory to Comcast (such persons, the "New Directors") for election to the Comcast Board of Directors. The Merger Agreement also provides that, after the consummation of the Merger and until and including the second annual meeting of the stockholders of Comcast taking place after such consummation, the Comcast Board of Directors will nominate the New
Directors (or replacements selected by one or more of the remaining New Directors) to the Comcast Board of Directors. As described above, the Voting Agreement obligates Sural to vote its shares of Comcast stock in favor of election of each such New Director to the Comcast Board of Directors, for so long as Comcast is required to nominate such New Directors for election.

      In addition, Sural agreed not to dispose its shares of Comcast's stock until the period ending two years after the consummation of the Merger, subject to certain exceptions, and Brian L. Roberts agreed not dispose of his shares of Sural's stock for two years after the consummation of the Merger, also subject to certain exceptions.

      Copies of the Merger Agreement and the Voting Agreement are filed as Exhibits 1 and 2, respectively, hereto and are incorporated herein by reference. The description herein of certain provisions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference thereto.

      (b) Except as described in subparagraph (a) above, neither Brian L. Roberts, Sural nor any executive officer or director of Sural has any present plans or proposals which relate to or would result in:

           (i) the acquisition by any person of additional securities of Comcast, or the disposition of securities of Comcast;

          (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Comcast or any of its subsidiaries;

         (iii) a sale or transfer of a material amount of assets of Comcast or any of its subsidiaries;

          (iv) any change in the present board of directors or management of Comcast, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (v) any material change in the present capitalization or dividend policy of Comcast;

          (vi) any other material change in Comcast's business or corporate structure;

         (vii) any change in Comcast's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of Comcast by any person;

        (viii) causing a class of securities of Comcast to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (ix) a class of equity securities of Comcast becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

           (x) any action similar to those enumerated in (i) - (ix) above.

        Notwithstanding the foregoing, the parties filing this statement, and the executive officers and directors of Sural, reserve the right to attempt to effectuate any such transaction or transactions in the future.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        See subparagraph (a) of Item 4.

Item 7. Materials to be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger dated as of March 22, 1999 between MediaOne Group, Inc. and Comcast Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K of Comcast Corporation dated March 24, 1999).

Exhibit 2: Voting Agreement dated as of March 22, 1999 among MediaOne Group, Inc., Sural Corporation and Brian L. Roberts.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 24, 1999


                                                /s/  Brian L. Roberts
                                                ------------------------------
                                                Name:  Brian L. Roberts


                                                SURAL CORPORATION


                                                By: /s/ Arthur R. Block
                                                   ---------------------------
                                                   Name:  Arthur R. Block
                                                   Title: Secretary